Exhibit 99.2

Dejour Closes US$2.75 Million Equity Raise

Denver, Colorado, February 3, 2011 -- Dejour Enterprises Ltd. (NYSE-AMEX: DEJ / TSX: DEJ) announces that it has closed its previously announced offerings of units, with each unit consisting of one common share and one half of one common share purchase warrants.  Dejour issued 9,176,667 common shares and 4,588,334 common share purchase warrants in the offerings, resulting in gross proceeds of approximately US$2.75 million.

A portion of the offered securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and such securities may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) absent registration or an applicable exemption from the registration requirements of the 1933 Act.  This announcement shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Dejour

Dejour Enterprises Ltd. is an independent oil and natural gas company operating multiple exploration and production projects in North America’s Piceance Basin (107,000 net acres) and Peace River Arch regions (15,000 net acres). Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE-Amex: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com